SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Transocean Ltd.
(Name of Issuer)

Shares, par value CHF 15.00 per share
(Title of Class of Securities)

H8817H100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
4,030,806    (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
4,030,806    (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,030,806    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.12%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
   4,030,806    (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
4,030,806     (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,030,806    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.12%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
4,030,806     (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
4,030,806    (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,030,806     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.12%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
6,345,073     (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
6,345,073     (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,345,073     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.77%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,537,073     (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,537,073     (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,537,073    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.71%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
1,117,192    (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
1,117,192    (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,117,192   (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.31%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
9,999,338     (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
9,999,338     (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,999,338     (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.78%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
6,123,891    (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
6,123,891    (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,123,891    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.70%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
6,123,891    (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
6,123,891    (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,123,891    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
16,123,229      (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
16,123,229      (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,123,229      (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.49%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
16,123,229      (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
16,123,229      (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,123,229      (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.49%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
16,123,229      (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
16,123,229      (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,123,229      (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.49%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
16,123,229      (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
16,123,229      (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,123,229      (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.49%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
16,123,229      (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
16,123,229      (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,123,229      (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.49%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
20,154,035    (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
20,154,035    (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,154,035    (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.61%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the Shares, par value CHF 15.00 per share (the “Shares”), issued by Transocean Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is Chemin de Blandonnet 10, Vernier, Zug, Switzerland.

Item 2.  Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 93.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River.  Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate,   20,154,035  Shares (including Shares underlying call options). The aggregate purchase price of the Shares and call options purchased by the Reporting Persons collectively was approximately $525.7 million (including commissions and premiums). The source of funding for these Shares and call options was the general working capital of the respective purchasers. The Shares and call options are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares and call options was obtained through margin borrowing.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued at current levels.  The Reporting Persons have had conversations with management of the Issuer and intend to have further discussions with management.  The Reporting Persons strongly believe that the Issuer should return capital to shareholders and should declare a dividend of at least $4.00 per Share.  The Reporting Persons note that under Swiss law and the Issuer’s Articles of Association, a shareholder has the right to propose a dividend at a company’s annual meeting, and if a majority of shareholders support the proposal, the dividend is declared, whether or not the company’s board supports such proposal. If the Issuer’s Board does not declare a dividend of at least $4 per Share, the Reporting Persons currently intend to propose a dividend of $4 per Share at the 2013 Annual Meeting and have every hope and belief that a majority of shareholders will support it. In addition to conversations relating to capital allocation and shareholder value, the Reporting Persons plan to have additional discussions with management to discuss the Issuer’s business and strategies, as well as the possible addition of shareholder selected nominees to the Board of Directors of the Issuer.

The  Reporting  Persons may, from time to time and at any time: (i) acquire additional  Shares  and/or  other  equity,  debt,  notes,  instruments  or other securities  (collectively,  "Securities")  of  the  Issuer (or its affiliates) in the open market or otherwise;  (ii) dispose of any or all of their Securities in the open market or otherwise;  or  (iii) engage in any hedging or similar transactions with respect to  the  Securities.

In view of the Swiss Takeover Rules, the Reporting Persons note that nothing in this Schedule 13D or otherwise should be viewed as an indication that the Reporting Persons intend to launch, or are otherwise considering, a public takeover of the Issuer.

Item 5.  Iterest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate,  20,154,035   Shares (including Shares underlying call options), representing approximately 5.61% of the Issuer's outstanding Shares (based upon the 359,425,927 Shares stated to be outstanding as of October 23, 2012 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to    4,030,806    Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to   6,345,073    Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to    2,537,073    Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to   1,117,192   Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to    6,123,891    Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

The Shares acquired by the Reporting Persons include Shares underlying call options. The agreements governing these call options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  See Item 6.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on January 25, 2013 .  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	01/04/2013	195,790.00 (1)	19.10 (2)
High River LP	01/07/2013	94,316.00 (1)	20.58 (2)
High River LP	01/08/2013	238,306.00 (1)	20.50 (2)
High River LP	01/09/2013	153,472.00 (1)	20.92 (2)
High River LP	01/10/2013	373,182.00 (1)	21.89 (2)
High River LP	01/11/2013	261,629.00 (1)	22.20 (2)
High River LP	01/14/2013	35,000.00 (1)	22.56 (2)
High River LP	1/16/2013	144,000.00 (1)	22.99 (2)
High River LP	01/17/2013	213,024.00 (1)	23.42 (2)
High River LP	01/18/2013	69,875.00 (1)	23.69 (2)
High River LP	01/22/2013	11,198.00 (1)	23.76 (2)

Icahn Partners LP	01/04/2013	298,110.00 (1)	19.10 (2)
Icahn Partners LP	01/07/2013	143,294.00 (1)	20.58 (2)
Icahn Partners LP	01/08/2013	362,054.00 (1)	20.50 (2)
Icahn Partners LP	01/09/2013	233,137.00 (1)	20.92 (2)
Icahn Partners LP	01/10/2013	566,966.00 (1)	21.89 (2)
Icahn Partners LP	01/11/2013	397,485.00 (1)	22.20 (2)
Icahn Partners LP	01/14/2013	53,174.00 (1)	22.56 (2)
Icahn Partners LP	1/16/2013	218,776.00 (1)	22.99 (2)
Icahn Partners LP	01/17/2013	323,642.00 (1)	23.42 (2)
Icahn Partners LP	01/18/2013	106,158.00 (1)	23.69 (2)
Icahn Partners LP	01/22/2013	17,013.00 (1)	23.76 (2)

Icahn Partners Master Fund LP	01/04/2013	311,166.00 (1)	19.10 (2)
Icahn Partners Master Fund LP	01/07/2013	148,462.00 (1)	20.58 (2)
Icahn Partners Master Fund LP	01/08/2013	375,115.00 (1)	20.50 (2)
Icahn Partners Master Fund LP	01/09/2013	241,737.00 (1)	20.92 (2)
Icahn Partners Master Fund LP	01/10/2013	587,444.00 (1)	21.89 (2)
Icahn Partners Master Fund LP	01/11/2013	411,841.00 (1)	22.20 (2)
Icahn Partners Master Fund LP	01/14/2013	55,095.00 (1)	22.56 (2)
Icahn Partners Master Fund LP	1/16/2013	226,677.00 (1)	22.99 (2)
Icahn Partners Master Fund LP	01/17/2013	335,329.00 (1)	23.42 (2)
Icahn Partners Master Fund LP	01/18/2013	109,995.00 (1)	23.69 (2)
Icahn Partners Master Fund LP	01/22/2013	17,629.00 (1)	23.76 (2)

Icahn Partners Master Fund II L.P.	01/04/2013	120,818.00 (1)	19.10 (2)
Icahn Partners Master Fund II L.P.	01/07/2013	59,368.00 (1)	20.58 (2)
Icahn Partners Master Fund II L.P.	01/08/2013	150,002.00 (1)	20.50 (2)
Icahn Partners Master Fund II L.P.	01/09/2013	96,506.00 (1)	20.92 (2)
Icahn Partners Master Fund II L.P.	01/10/2013	234,886.00 (1)	21.89 (2)
Icahn Partners Master Fund II L.P.	01/11/2013	164,675.00 (1)	22.20 (2)
Icahn Partners Master Fund II L.P.	01/14/2013	22,029.00 (1)	22.56 (2)
Icahn Partners Master Fund II L.P.	1/16/2013	90,637.00 (1)	22.99 (2)
Icahn Partners Master Fund II L.P.	01/17/2013	134,081.00 (1)	23.42 (2)
Icahn Partners Master Fund II L.P.	01/18/2013	43,981.00 (1)	23.69 (2)
Icahn Partners Master Fund II L.P.	01/22/2013	7,048.00 (1)	23.76 (2)

Icahn Partners Master Fund III L.P.	01/04/2013	53,064.00 (1)	19.10 (2)
Icahn Partners Master Fund III L.P.	01/07/2013	26,142.00 (1)	20.58 (2)
Icahn Partners Master Fund III L.P.	01/08/2013	66,053.00 (1)	20.50 (2)
Icahn Partners Master Fund III L.P.	01/09/2013	42,509.00 (1)	20.92 (2)
Icahn Partners Master Fund III L.P.	01/10/2013	103,432.00 (1)	21.89 (2)
Icahn Partners Master Fund III L.P.	01/11/2013	72,515.00 (1)	22.20 (2)
Icahn Partners Master Fund III L.P.	01/14/2013	9,702.00 (1)	22.56 (2)
Icahn Partners Master Fund III L.P.	1/16/2013	39,910.00 (1)	22.99 (2)
Icahn Partners Master Fund III L.P.	01/17/2013	59,042.00 (1)	23.42 (2)
Icahn Partners Master Fund III L.P.	01/18/2013	19,367.00 (1)	23.69 (2)
Icahn Partners Master Fund III L.P.	01/22/2013	3,104.00 (1)	23.76 (2)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market.  These call options expire on October 17, 2014.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $31.75.  This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 14,315,649 Shares, which expire on October 17, 2014.  The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement).  These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  These agreements are further described in Item 5(c).

Put Options

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 14,315,649 Shares, which expire on the earlier of October 17, 2014 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.  The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         1           Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Transocean Ltd.]

EXHIBIT 1

                                    JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Transocean Ltd. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of January, 2013.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to
Schedule 13D – Transocean Ltd.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN PARTNERS LP
Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN CAPITAL LP
Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Daniel A. Ninivaggi	President
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Keith Cozza	Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Daniel A. Ninivaggi	President
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	Director; President
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC
Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory

BARBERRY CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Vincent J. Intrieri	Vice President; Authorized Signatory
Irene March	Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer